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Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel: 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
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Exhibit 99.1

Total Launches Development of Rosa Field in Angolan Deep Offshore

Paris, August 19, 2004 - State-owned Sociedade Nacional de Combustíveis de Angola (Sonangol) has authorised Total, as Block 17 operator, to award the main contracts to initiate development of the Rosa oil field. Discovered in 1998, Rosa is located 135 kilometres offshore Angola in water depths ranging from 1,300 to 1,500 metres.

The Rosa development will require 25 sub-sea wells — 14 producers and 11 injectors — tied back to the Girassol floating production, storage and offloading (FPSO) vessel, anchored around 15 kilometres away. Modifications to the FPSO will increase the yearly average production rate to 250,000 barrels a day.

Rosa is the second field to be tied back to the Girassol FPSO, after the Jasmim field in late 2003. It is scheduled to come on stream in the first half of 2007, raising and prolonging the peak production of the Girassol FPSO.

After the Dalia project was kicked off in May of 2003, to constitute a second development pole on Block 17, the launch of Rosa is a further milestone in enhancing the asset value of the block, where 15 discoveries have been made.

Sonangol is the Block 17 concessionaire. Total Angola has a 40% participatory interest in the block, alongside Esso Exploration Angola (Block 17) Ltd. (20%), BP Exploration (Angola) Ltd. (16.67%), Statoil Angola Block 17 AS (13.33%) and Norsk Hydro (10%).

Total is ranked among the leading international oil companies on the African continent with a production of 723 000 barrels of oil equivalent per day in 2003. In Angola, the Group operates the offshore Blocks 3 and 32 in addition to Block 17 and the onshore blocks FST and FS. Total is also a partner in Blocks 0, 2, 14, 31 and 33. The company’s equity production in Angola reached 160 000 barrels of oil a day last year.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com